As filed with the Securities and Exchange Commission on June 14, 2006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) of the Securities

Exchange Act of 1934

(Amendment No. 23)

Schering Aktiengesellschaft

(Name of Subject Company (issuer))

Dritte BV GmbH
Bayer Aktiengesellschaft

(Name of Filing Persons (offerors))

Ordinary Shares,

no par value

(Title of Class of Securities)

DE0007172009

(CUSIP Number of Class of Securities)

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

806585204

(CUSIP Number of Class of Securities)

Dr. Roland Hartwig

Bayerwerk, Gebaeude W11

Kaiser-Wilhelm-Allee

51368 Leverkusen

Germany

+49 (214) 3081195

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Charles Nathan, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Dr. Joachim von Falkenhausen Dr. Stefan Widder Latham & Watkins LLP Warburgstrasse 50 20354 Hamburg, Germany +49 (40) 414030

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$19,860,767,584.80	$2,125,102.13

*                                         Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 191,000,875 bearer shares, no par value per share (“Shares”), of Schering Aktiengesellschaft (“Schering”) (including those Shares represented by American Depositary Shares (“ADSs”)), at a purchase price of EUR 86.00 per Share in cash, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on April 10, 2006 of EUR 1 = $1.2091. Such number of Shares represents the number of Shares (including Shares represented by ADSs) issued and outstanding as of April 11, 2006 and excludes Shares held by Schering in treasury.

☒                                    Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,125,102.13
Form or Registration No.:	Schedule TO
Filing Party:	Dritte BV GmbH Bayer Aktiengesellschaft
Date Filed:	April 13, 2006

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 23 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 13, 2006 by Dritte BV GmbH, a limited liability company organized under the laws of the Federal Republic of Germany (the “Bidder”) and a wholly-owned subsidiary of Bayer Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“Bayer AG”), and Bayer AG, relating to a tender offer by the Bidder to purchase all of the issued and outstanding bearer shares, with no par value (the “Shares”), including those Shares represented by American Depositary Shares (“ADSs”), of Schering Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany (“Schering”), at a purchase price of EUR 86.00 per Share in cash. The terms and conditions of the offer (as it may be amended or supplemented from time to time, the “Offer”) are described in the Offer Document, published on April 13, 2006 (the “Offer Document”), a copy of which was originally filed as Exhibit (a)(1)(A), and, where applicable, the related U.S. Declaration of Acceptance and ADS Letter of Transmittal and the instructions thereto, copies of which were originally filed as Exhibits (a)(1)(B) and (C), to the Statement. Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Additional Disclosure and Amendments to the Offer Document

Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer Document, are hereby amended and supplemented as follows:

1.             Section 3.2 of the Offer Document, entitled “The Offer-Offer Price”, is hereby amended and supplemented by deleting the third paragraph thereof (as supplemented pursuant to Amendment No. 22 to the Bidder's and Bayer AG's Schedule TO) on page 11 of the Offer Document and replacing it with the following:

“On June 14, 2006, the Bidder acquired Schering Shares in transactions at up to EUR 89.00 per share. German law requires the Offer Price payable for all Schering Shares, including Schering Shares represented by Schering ADSs, tendered and accepted for payment in the Offer to be increased to EUR 89.00 if the conditions to the Offer, including the Minimum Acceptance Threshold, are satisfied at the end of the Acceptance Period. As used in this Offer Document, the Offer Price shall now be EUR 89.00.

The Bidder, Bayer AG or persons acting on their behalf may continue to acquire Schering Shares (but not Schering ADSs) outside the Offer (including during the period after the expiration of the Acceptance Period until it is determined if the Minimum Acceptance Threshold has been met) in open market or privately negotiated transactions outside the U.S.A. at prices above the Offer Price. If such purchases are made in transactions at prices in excess of EUR 89.00 per share, then German law will require, if the conditions to the Offer are satisfied at the end of the Acceptance Period, that the Bidder pay the highest such price paid per share in any such purchase for all Schering Shares, including all Schering Shares represented by Schering ADSs, tendered in the Offer and the Offer will expire on June 14, 2006 at 24:00 hours Frankfurt Time / 6:00 p.m. New York City Time. No assurance can be made that purchases will be made at prices above the Offer Price or, if such purchases are made, as to the prices thereof. If the Bidder, Bayer AG or any person acting on their behalf acquires any Schering Shares outside the Offer (including during the period after the expiration of the Acceptance Period until it is determined if the Minimum Acceptance Threshold has been met) in open market or privately negotiated transactions (whether at, above or below EUR 89.00 per share), Bayer AG will disclose the number of Schering Shares acquired, the highest price paid per share and, if applicable, the increased offer price in the U.S.A. at approximately the same time such disclosure is made in Germany in accordance with German law. Among other things, information regarding such purchases will be published in the Börsen-Zeitung each morning in accordance with German law and posted on Bayer AG’s website at http://www.bayer.com. Such information will also be disclosed by press release in the U.S.A. prior to the opening of the NYSE on any given day disclosure is made under German law and an amendment to Schedule TO will be filed with the SEC.”

2.             Section 8.5 of the Offer Document, entitled “The Bidder/Bayer AG-Acquisitions by the Bidder and Persons Acting in Concert with It”, is hereby amended and supplemented by adding the following to the end of the first paragraph thereof on page 32 of the Offer Document:

“From 15:00 hours Frankfurt Local Time/9:00 a.m. New York Local Time on June 12, 2006 to 07:00 hours Frankfurt Local Time/1:00 a.m. New York Local Time on June 14, 2006, the Bidder directly acquired outside of the Offer a total of 25,179,799 Schering Shares at prices ranging from EUR 86.00 to EUR 88.00 in cash. As a result, as of June 14, 2006, 07:00 hours Frankfurt Local Time/1:00 a.m. New York Local Time, the Bidder held 70,501,727 Schering Shares, or 36.34% of the nominal capital and voting rights of schering AG. Thereafter, the Bidder acquired additional shares at a price of 89.00 per share on June 14, 2006.”

3.             Section 10.1 of the Offer Document, entitled “Background of the Offer / Intentions of the Bidder and Bayer AG with Regard to Schering AG-General Background of the Offer”, is hereby amended and supplemented by adding the following after the last paragraph of such section on page 36 of the Offer Document:

“On June 13, 2006, the Bidder and Bayer AG filed a complaint against Merck KGaA, E. Merck OHG and Merck Vierte Allgemeine Beteiligungsgesellschaft mbH (collectively “Merck”) in the United States Federal District Court for the Southern District of New York seeking preliminary and permanent injunctive relief against Merck for violations of Sections 14(d) and 14(e) of the Exchange Act and compensatory and punitive damages to redress their injuries from Merck’s tortious interference with prospective business relations.  The complaint relates to disclosure made by Merck in SEC filings as well as the acquisition of Schering Shares by Merck during the period of the Offer.  As of June 13, 2006, according to Merck’s public filings, it had purchased approximately 21.814% of the Schering Shares. In the complaint, the Bidder and Bayer AG are also seeking injunctive relief restraining Merck from voting the Schering Shares it acquired during the period when it failed to comply with its disclosure obligations, as well as an order requiring Merck to divest itself of those Schering Shares.”

On June 14, 2006, the Bidder and Merck agreed that Merck would tender its 21.814% stake to Bayer at EUR 89.00 per share.  If the conditions to the Offer are not satisfied, the Bidder will acquire Merck’s Schering Shares at EUR 89.00 per share.  The Bidder and Bayer AG will withdraw the lawsuit against Merck.”

4.             Section 10.2 of the Offer Document, entitled “Background of the Offer / Intentions of the Bidder and Bayer AG with Regard to Schering AG-Intentions of the Bidder and Bayer AG with Regard to Schering AG”, is hereby amended and supplemented by adding the following after the last paragraph of such section on page 38 of the Offer Document:

“10.2.6 Possible Actions if Offer Conditions Not Satisfied

If the conditions to the Offer are not satisfied at the end of the Acceptance Period, depending on various factors, including, without limitation, conditions in the securities markets and general economic and industry conditions, the Bidder, Bayer AG or persons on their behalf will take such actions with respect to their investment in the Schering AG as they deem appropriate in light of the circumstances existing from time to time, which actions may include buying or selling Schering Shares in open market transactions, privately negotiated transactions or third party tender offers.  Any such purchases or sales may be at, above or below the Offer Price. If the conditions to the Offer are not satisfied, the Bidder will acquire Merck’s Schering Shares at EUR 89.00 per share. Upon acquisition of Merck's 41,529,770 Schering Shares, the Bidder will have acquired more than 50% of the outstanding Schering Shares.

As announced on June 14, 2006, the Bidder has purchased more than 30% of the Schering Shares (a “Significant Stake”). Accordingly, if the conditions to the Offer are not satisfied, the Bidder and/or Bayer AG would be obligated under German law to make a mandatory public offer (a “Mandatory Offer”) for all Schering Shares unless exemptive relief is granted by the German Federal Financial Supervisory Authority from this obligation.  If a Mandatory Offer is made, it cannot be subject to any conditions other than regulatory conditions (in particular, antitrust clearance).  The consideration to be offered by the Bidder in a Mandatory Offer must be at least equal to the higher of (i) the highest consideration which the Bidder, persons acting in concert with the Bidder or their subsidiaries have, in the three-month period preceding the publication of the offer document for such Mandatory Offer, granted or promised in consideration for the acquisition of Schering Shares, and (ii) the average market price of the Schering Shares in the three-month period preceding the publication of the acquisition of the Significant Stake.”

Additional Exhibits

Item 12 of the Statement is hereby amended and supplemented by adding the following exhibits thereto, which exhibits are filed as part of this Amendment:

(a)(5)(KK)	English translation of notice published in the Börsen-Zeitung on June 14, 2006

(a)(5)(LL)	Press Release issued on June 14, 2006 at approximately 2:30 a.m. New York time

(a)(5)(MM)	Announcement posted on the Bayer AG website on June 14, 2006

(a)(5)(NN)	Press Release issued on June 14, 2006 at approximately 8:30 a.m. New York time.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2006

Bayer Aktiengesellschaft

By:	/s/ Dr. Roland Hartwig
Name: Dr. Roland Hartwig
Title: General Counsel

By:	/s/ Dr. Alexander Rosar
Name: Dr. Alexander Rosar
Title: Head of Investor Relations

Dritte BV GmbH

By:	/s/ Dr. Armin Buchmeier
Name: Dr. Armin Buchmeier
Title: Managing Director

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